EXHIBIT 21.1

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

SUBSIDIARIES

Subsidiary	Jurisdiction or State of Organization
Allscripts LLC	Delaware
A4 Health Systems, Inc.	North Carolina
A4 Realty, LLC	North Carolina